811-5426

Branch 18

AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 9, 2006

06041801

VIA CERTIFIED MAIL/RRR

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 5 2006
WASH, D.C.
160

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Second Amended Class Action Complaint for Violations of the Employee Retirement Income Security Act** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-050906SEC.doc
050906 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

S:\srr\Litigation\MDL\Corr\Attachment A amended.doc
050906 vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	MDL 1586 Judge J. Frederick Motz
This Document Relates to:	:	
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	:	1:04-md-15864-FPS Judge Frederick P. Stamp

SECOND AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

Plaintiff Miriam Calderon, a participant in the Amvescap 401(k) Plan (the "Plan"), of Amvescap PLC ("Amvescap" or the "Company") on behalf of herself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries.

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the ordinary shares of, or other investment options created by, their employer, often the sponsor of the plan, for part of their retirement investment portfolios. Amvescap ordinary shares and mutual funds within the Invesco family of mutual funds as defined in Paragraph 18, are investment alternatives in the Plan.

3. Plaintiff Miriam Calderon was an employee of Amvescap and a participant in the Plan. Plaintiff's retirement investment portfolio includes Amvescap ordinary shares and Invesco Funds (as defined below in ¶ 27).

4. Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to her and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of Amvescap ordinary shares and the Invesco family of mutual funds.

5. During the Class Period, defendants knew or should have known that Company stock and the Invesco family of mutual funds were imprudent investment alternatives for the Plan. Defendants knew or should have known about the unlawful mutual fund trading methods utilized by Invesco (a wholly owned subsidiary of Amvescap) and others to artificially dilute the value of certain investment alternatives within the Plan, namely, mutual funds within the Invesco family of mutual funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching of their fiduciary obligations.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches for which relief is sought occurred in this district, and/or some defendants reside or maintain their primary place of business in this district.

PARTIES

Plaintiff

9. Plaintiff Calderon was an employee of Amvescap is a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held shares in the Company and the Invesco family of mutual funds in her retirement investment portfolio.

Defendants

10. Defendant AVZ, Inc. ("AVZ") is a wholly owned subsidiary of Amvescap. AVZ is the Plan Sponsor and the Plan Administrator. As Plan Sponsor and Administrator, AVZ was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment option under the Plan.

11. Defendant Amvescap National Trust Company ("ANTC") is the Plan's trustee and asset custodian, and a wholly-owned subsidiary of Amvescap Retirement, Inc. ("ARI"). ANTC was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets, including but not limited to, the discretionary authority to add and/or remove investment options under the Plan, and was charged with the concomitant responsibility to evaluate each investment under the Plan.

12. Defendants exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

13. The Amvescap 401(k) Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

14. According to the 2002 Form 11-K, the Plan is a defined contribution plan sponsored by Amvescap for the benefit of employees of the Company, including those employed by the following Amvescap subsidiaries: AVZ, AIM Management Group, Inc, Amvescap Group Services, Inc., Invesco Funds Group, Inc., Amvescap Retirement, Inc., Invesco Institutional (N.A.), Inc., and Atlantic Trust Group, Inc.

15. Under the Plan, qualifying employees are permitted to make pretax elective deferrals of 1% to 15% of their compensation. See 2002 Form 11-K.

16. Participating subsidiaries of the Company are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50 % of the next 2% of compensation contributed by the participant.

17. According to the 2002 Form 11-K, the Plan's investment options include Invesco mutual funds and the Amvescap Stock Fund. Employees are permitted to invest up to 10% in the Amvescap Stock Fund, which is primarily invested in Company shares.

18. Furthermore, according to the 2002 11-K, as of December 31, 2002, Plan investments in Invesco mutual funds, including Invesco Stable Value Trust Fund, Invesco Market Neutral Equity Fund, Invesco International Equity Trust Fund, Invesco 500 Index Trust Fund, Invesco Core Multiple Attribute Equity Trust Fund, Invesco Structured Small Cap Value Equity Trust Fund, Invesco Core Fixed Income Trust Fund, Invesco Growth Fund, Invesco Core Equity

Fund, Invesco Dynamics Fund, Invesco Growth & Income Fund, Invesco High Yield Fund, Invesco Telecommunications Fund, Invesco Total Return Fund, Invesco Technology II Fund, Invesco Financial Services Fund, Invesco Small Company Growth Fund, Invesco Balanced Fund (collectively the "Invesco Funds"), was valued at **$81,478,275, or over 49% of the total investment assets held the Plan**. Moreover, the Plan held an additional **$1,949,019** in Company shares.

19. As a result of defendants' investing in certain mutual funds that treated some investors differently than others by permitting them to engage in market timing and late trading activities in exchange for investing in defendants' funds; and failing to disclose their true practices and procedures to plaintiff and the Class, the value of these assets of the Plans were materially diluted.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of herself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 5, 1998 and September 3, 2003 (the "Class Period") and whose accounts included investments in Company stock and/or Invesco Funds.

21. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes there are, at a minimum, thousands of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

22. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants each owed a fiduciary duty to plaintiff and members of the Class;

(b) whether defendants breached their fiduciary duties to plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether defendants violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

23. Plaintiff's claims are typical of the claims of the members of the Class because plaintiff and the other members of the Class each sustained damages arising out of the defendants' wrongful conduct in violation of federal law as complained of herein.

24. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

25. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

26. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for defendants; (ii) defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

DEFENDANTS' FIDUCIARY STATUS

27. During the Class Period, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

28. During the Class Period, defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

29. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). During the Class Period, defendants were named fiduciaries of the Plan.

30. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, Amvescap chose to internalize this fiduciary function.

FACTUAL ALLEGATIONS

A. Market Timing/Late Trading Practices

31. Plaintiff hereby incorporates by reference in their entirety the allegations contained in the section entitled "FACTUAL ALLEGATIONS" of the Consolidated Amended

Complaint against Invesco and the individual defendants herein for securities law violations filed with the Court in the In Re Invesco track of the In Re Mutual Funds Investment Litigation, MDL 1586, Civil Action No. l:04-md-15864 (FPS).

B. Defendants Knew or Should have Known that Company Stock and the Invesco Funds Were Not Prudent Plan Investments

32. Throughout the Class Period, employees of the Company's subsidiaries (i.e. Invesco) knowingly engaged in illegal conduct involving timing of the Invesco Funds, which constituted the ***vast majority*** of the available investment alternatives in the Plan.

33. The illegal timing activities materially diluted the value of the Invesco Funds.

34. In addition, throughout the Class Period, defendants knew that the Amvescap common shares were inflated in value as a result of the Invesco 's regular practice of allowing entities to time its mutual funds.

35. At all relevant times, defendants knew or should have known that Invesco was improperly diluting the revenues of the Invesco Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing favored investors to engage in timing of the Invesco Funds throughout the Class Period, all in violation of their fiduciary duties of loyalty and prudence, among others, owed to the Plan participants.

36. Defendants failed to conduct an appropriate investigation into whether the Invesco Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the Invesco Funds, such that other fiduciaries and the Plan participants could make informed decisions

regarding the Invesco Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

37. An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the Invesco Funds and, relatedly in Company shares, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

38. Because defendants knew or should have known that Company shares and Invesco Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in Company shares and Invesco Funds.

39. Defendants had available to them several different options for satisfying this duty, including: making appropriate public disclosures as necessary; divesting the Plan of Company shares and/or the Invesco Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of Company shares and/or Invesco Funds. Defendants' failure to employ any of these means to protect the assets of the Plan constitutes a breach of fiduciary duties to the Plan. Defendants' failure to employ any of these means to protect the assets of the Plan constitutes a breach of their fiduciary duties to the Plan.

C. Defendants Regularly Communicated with Plan Participants Concerning Purchases of the Invesco Funds and/or Company Shares, Yet Failed to Disclose the Imprudence of Investment in Invesco Funds, and Relatedly, Company Shares

40. Upon information and belief, defendants regularly communicated with Plan participants about the performance, future financial and business prospects of the Invesco Funds, collectively, the largest single asset in the Plan. During the Class Period, the Company fostered a positive attitude toward the Invesco Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the Invesco Funds. As such, Plan participants could not appreciate the true risks presented by investments in the Invesco Funds and therefore could not make informed decisions regarding investments in the Plan.

41. Upon information and belief, defendants regularly communicated with Plan participants about the performance, future financial and business prospects of Amvescap. During the Class Period, the Company fostered a positive attitude toward the Company's shares, and/or allowed Plan participants to follow their natural bias towards investment in the mutual funds of their employer by not disclosing negative material information concerning investment in the Company's shares. As such, Plan participants could not appreciate the true risks presented by investments in the Company's shares and therefore could not make informed decisions regarding their investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

42. At all relevant times, defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

43. ERISA § 502, 29 U.S.C. § 1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. § 1109.

44. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

45. ERISA § 404(a)(l)(A) and (B), 29 U.S.C. § 1104(a)(l)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants and beneficiaries, for the exclusive purpose of providing benefits to participants and their beneficiaries,* and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

46. These fiduciary duties under ERISA § 404(a)(l)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things,

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, Company shares and the Invesco Funds, to ensure that each investment is a suitable option for the plan; and

b. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

47. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> "...in addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(l), 29 U.S.C. §1104(a)(l), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach."

48. Plaintiff therefore brings this action under the authority of ERISA § 502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants.

CAUSATION

49. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants, through Plan investment

in Amvescap ordinary shares and Invesco Funds during the Class Period, all in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

50. Defendants are responsible for losses caused by participant direction of investment in Amvescap ordinary shares, as well as the Invesco Funds, because defendants failed to take the necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. More specifically, defendants concealed material, non-public facts from participants, and provided inaccurate, and incomplete information to them regarding the nature of Invesco's illicit activities and therefore the ongoing earnings levels of Amvescap, as well as the true underlying values of the Invesco Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent control over their investments in Amvescap ordinary shares and Invesco Funds, and defendants remain liable under ERISA for losses caused by such investment.

51. Had the defendants not breached their fiduciary and/or co-fiduciary duties by investing in funds that, as described herein, treated certain mutual fund investors differently than others, the Plans would have avoided a substantial portion of the losses suffered through continued investment in Invesco Funds.

COUNT I

Failure to Prudently and Loyally Manage Plan Assets (Breaches of Fiduciary Duties in Violation of ERISA § 40)

52. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

53. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

54. As alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the options of Company shares and the Invesco Funds.

55. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The defendants were responsible for ensuring that all investments in Amvescap ordinary shares and shares of the Invesco Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

56. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan documents or directives that it knows or reasonably should know would lead to an imprudent result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(l)(D), 29 U.S.C. § 1104(a)(l)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor

allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

57. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that Company shares and/or Invesco Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer Company shares and/or Invesco Funds as an investment options for the Plan and to direct and approve Plan investment in Company shares and/or Invesco Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of the investment, defendant failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in Company shares and/or Invesco Funds.

58. The fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with single-minded devotion to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan sponsor.

59. The Defendants also breached their co-fiduciary obligations because they: (1) knowingly participated in the fiduciary breaches by their fellow defendant-fiduciaries in the activities implicated in this Count; (2) enabled the breaches by these fiduciary-defendants; and (3) had knowledge of these breaches and yet made no effort to remedy them.

60. Defendants named in this Count were unjustly enriched by the fiduciary breaches described in this Count.

61. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

62. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

Failure to Provide Complete and Accurate Information to Plan Participants and Beneficiaries (Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

63. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

64. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

65. At all relevant times, the scope of the fiduciary responsibility of the defendants included Plan communications to Plan participants and beneficiaries.

WHEREFORE, plaintiff prays for relief as set forth below.

REMEDY FOR BREACHES OF FIDUCIARY DUTY

66. ERISA § 502(a)(2), 29 U.S.C. § 1 132(a)(2) authorizes a plan participant to bring a civil action for appropriate relief under ERISA § 409, 29 U.S.C. § 1109. Section 409 requires "any person who is a fiduciary . . . who breaches any of the . . . duties imposed upon fiduciaries .

. . to make good to such plan any losses to the plan . . . ." Section 409 also authorizes "such other equitable or remedial relief as the court may deem appropriate . . . ."

67. With respect to calculation of the losses to a plan, breaches of fiduciary duty result in a presumption that, but for the breaches of fiduciary duty, the participants and beneficiaries in the plan would not have made or maintained its investments in the challenged investment and, where alternative investments were available, that the investments made or maintained in the challenged investment would have instead been made in the most profitable alternative investment available. In this way, the remedy restores the values of the plan's assets to what they would have been if the plan had been properly administered.

68. Plaintiff and the Class are therefore entitled to relief from the defendants in the form of: (1) a monetary payment to the Plan to make good to the Plan the losses to the Plan resulting from the breaches of fiduciary duties alleged above in an amount to be proven at trial based on the principles described above, as provided by ERISA § 409(a), 29 U.S.C. § 1109(a); (2) injunctive and other appropriate equitable relief to remedy the breaches alleged above, as provided by ERISA §§ 409(a) and 502(a)(2-3), 29 U.S.C. §§ 1109(a) and 1132(a)(2-3); (3) reasonable attorney fees and expenses, as provided by ERISA § 502(g), 29 U.S.C. § 1132(g), the common fund doctrine, and other applicable law; (4) taxable costs and (5) interests on these amounts, as provided by law; and (6) such other legal or equitable relief as may be just and proper.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A. A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(l)(B), 29 U.S.C. § 1104(c)(l)(B);

C. An Order compelling the defendants to make good to the Plan all losses to the Plan resulting from defendants' breaches of their fiduciary duties under all applicable ERISA provisions, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to restore to the Plan all profits which the participants would have made if the defendants had fulfilled their fiduciary obligations;

D. Imposition of a Constructive Trust on any amounts by which any defendant was unjustly enriched at the expense of the Plan as the result of breaches of fiduciary duty;

E. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

F. An Order that defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the ordinary shares of Amvescap and/or shares of Invesco Funds maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price/value of Invesco Funds and/or Company shares;

G. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

H. An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

I. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

DATED: May 8, 2006

WECHSLER HARWOOD LLP

By: /S/ Samuel K. Rosen

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Cary Savitz, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on May 8, 2006, I served the foregoing SECOND AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT in the within action, by causing a true and correct copy of the same to be electronically mailed to counsel for defendants as indicated below:

Maeve L. O'Connor, Esq.
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
(212)909-6315
E-Mail: moconnor@debevoise.com

Attorneys for Invesco & AIM

/S/ Cary Savitz
Cary Savitz